COCONNECT, INC.

1450 WEST PEACHTREE ST

ATLANTA, GA 30309

April 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Telecommunications

100 F Street, N.E.

Washington, DC 20549

Attn: Paul Fischer, Staff Attorney

Re:

CoConnect, Inc.

Current Report on Form 8-K

Filed February 22, 2018

File No. 000-26533

Dear Mr. Fisher:

CoConnect, Inc. (“CoConnect”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 15, 2018, regarding our Current Report on Form 8-K (the “Form 8-K”) previously filed on February 22, 2018. CoConnect has filed today Amendment No. 1 to the Form 8-K (“Amendment No. 1”).

Our responses below correspond to the captions and numbers of the Staff’s comments. For the convenience of the Staff, we have reproduced those comments below in bold and our response to each comment immediately follows the applicable comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 1.

In addition to submitting this letter by EDGAR, we will also deliver to the Staff a copy of this letter together with Amendment No. 1 marked to show revisions we have made to the Form 8-K, including revisions made in response to the Staff’s comments.

Explanatory Note, page 3

1.

Please revise here, and within the related part of your Form 8-K, to briefly explain in what sense the company's operations result in, ultimately, "brand advocacy."

We respectfully advise the Staff that we have revised our disclosure in the explanatory note and elsewhere in Amendment No. 1 to state in what sense the company’s operations result in “brand advocacy.”

Business, page 6

2.

Please revise, as applicable, to identify any 10% customer. Please refer to Item 101 of Regulation S-K. We note your reference to "certain significant customers" at page 24 of your Management's Discussion and Analysis.

We respectfully advise the Staff that we have revised our disclosure on page 6 of Amendment No. 1 to state each of our customers that accounted for 10 percent or more of our consolidated revenue in any of our last fiscal year.

Government Regulation, page 11

3.

Please revise here, or as appropriate in your Risk Factors section, to identify and discuss the key laws and regulations that are central to your business.

We respectfully advise the Staff that there are no key laws and regulations that are central to our business, but like all other companies conducting business on the internet we are subject to a number of U.S. federal and state laws and regulations. These laws and regulations may involve, but are not limited to, privacy, data protection and personal information, rights of publicity, content, intellectual property, and other areas of law that we note in our risk factor on page 15 of Amendment No. 1. These laws and regulations are constantly involving and may be interpreted and applied inconsistently from state to state or country to country, and as such we have amended our discussion on page 11 and our disclosure on page 15 on Amendment No. 1 to note them as possible risks since we may be affected by these laws and regulations and changes and interpretations thereto. Additionally, on page 15 on Amendment No. 1 we have provided a non-inclusive list of some examples of such laws and regulations, including a proposal by the European Union which may be proposed by the federal government or any state legislature.

Shares eligible for future sale..., page 12

4.

Please discuss with specificity the affiliate volume limitations imposed upon former shell companies under Rule 144.

We respectfully advise the Staff that we have included a discussion on page 33 of Amendment No. 1 to discuss with specificity the affiliate volume limitations imposed upon former shell companies under Rule 144.

We intend to become subject to the periodic reporting requirements..., page 14

5.

Please update your risk factor to reflect that you are already a reporting company. Likewise, please revise to update the other sections of your risk factor as applicable, including to indicate that you are already subject to Section 404 of Sarbanes-Oxley.

We respectfully advise the Staff that we have removed this risk factor in Amendment No. 1 since we are already a reporting company and that we are already subject to Section 404 of Sarbanes-Oxley. Additionally, on page 26 of Amendment No. 1, we included an additional discussion on management’s report on internal controls over financial reporting and discussion of Section 404 Sarbanes-Oxley requirements.

Exhibit 99.1 - Financial Statements, page 34

6.

Refer to disclosure of Risk Factors on page 21. We note that your marketing campaigns include click-based revenues. Please expand your accounting policy for revenue recognition to discuss fraudulent clicks or actions on your websites and your policy for providing refunds to clients that have paid and that was later attributed to or suspected to be caused by fraud.

We are removing the risk factor that you have referred to. The Company does not have marketing campaigns that include click-based revenue. The Company provides consulting service to companies that generate click-based revenue. Based on the foregoing, we believe it is not necessary to expand our accounting policy for revenue recognition.

7.

We note that the business combination was consummated on February 14, 2018. Update the financial statements and other financial information in the filing to include the interim period ended December 31, 2017. Please refer to the guidance in Rule 8-08 of Regulation S-X.

We respectfully advise the Staff that we have revised our financial statements to include the interim period ended December 31, 2017.

Exhibit 99.2 Unaudited Pro Forma Combined Financial Statements, page 34

8.

Please revise to include pro forma adjustments for income taxes for the combined entity, since the registrant is a taxable corporation. See Instruction 7 of Article 11 of Regulation S-X for guidance.

We respectfully advise the Staff that we have revised our financial statements to include pro forma adjustments for income taxes for the combined entity.

9.

Please revise the narrative to state that the unaudited pro forma combined statements of operations give effect to the transactions as of October 1, 2016 (the beginning of the fiscal year presented).

We respectfully advise the Staff that we have revised the narrative portion of our financial statements to state that the unaudited pro forma combined statements of operations give effect to the transactions as of October 1, 2016.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, David Selengut, Esq. at selengut@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Daniel A. Dodson Name: Daniel A. Dodson Title: Chief Executive Officer